
December 5, 2023

Bryan Mittelman
Chief Financial Officer
The Middleby Corporation
1400 Toastmaster Drive
Elgin, IL 60120

   Re: The Middleby Corporation
     Form 10-K For Fiscal Year Ended December 31, 2022
     Response Dated November 24, 2023
     File No. 001-09973

Dear Bryan Mittelman:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Technology

cc: Bryan Mittleman